2009 Annual Report

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (“MIGENIX” or the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2009 audited consolidated financial statements, including the related notes included therein. All amounts herein unless indicated otherwise, are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis is as of July 27, 2009. Additional information on the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS TO BE UPDATED BASED ON LATER DRAFT

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: investigating a range of potential approval strategies for OmigardTM; Cutanea Life Sciences’ seeking a co-development partner to advance omiganan into Phase III clinical development for the treatment of rosacea; seeking strategic options for the MX-2401 and celgosivir programs; Spring Bank Pharmaceuticals advancing SB-9000 into clinical development in the first quarter of calendar 2010; receiving up to US$21 million and US$3.5 million in payments pursuant to our agreements with Cutanea Life Sciences and Spring Bank Pharmaceuticals, respectively; successfully completing termination of the ITO agreement for the MX-2401 program; the employment of two senior executives ending on or before November 30, 2009; our estimate of the probable royalties payable to holders of the convertible royalty participation units; our estimate of no milestone payments pursuant to our preferred shares in the next 12 months; working within an annual burn rate of approximately $2 million; the Company’s current financial resources being sufficient to fund operations into approximately the first quarter of calendar 2010; and the Company obtaining additional funds through licensing and non-dilutive financing arrangements.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: our ability to assess and advance opportunities in the OmigardTM program; Cutanea’s ability to fund, manage and advance omiganan for dermatological applications into Phase III; our ability to generate and manage licensing and other strategic opportunities in the MX-2401 and celgosivir programs; our ability to retain or engage the personnel required to advance the Company’s objectives; Spring Bank’s ability to fund, manage and advance SB-9000 into clinical development; our ability to successfully complete the termination of the MX-2401 ITO agreement; our ability to obtain additional funds through licensing and non-dilutive financing arrangements; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:  the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments, except as required by applicable law.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs for the treatment of infectious diseases. We do not currently have any products approved for sale. Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM and MX-226.	Prevention of catheter-related infections (topical)

Phase III; two Phase III studies completed. In March 2009 our former partner Cadence Pharmaceuticals Inc. (“Cadence”) announced top-line results from the second OmigardTM Phase III clinical trial. The results did not meet the primary endpoint of the study. Cadence made a strategic decision to discontinue further development of OmigardTM and in May 2009 provided notice to us to end our collaboration and license agreement. We are currently investigating a range of opportunities for the OmigardTM program including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a Phase II rosacea study was completed in the United States (a precursor product, MX–594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences Inc. (“Cutanea”). Cutanea has completed an end of Phase II meeting with the US Food and Drug Administration. Cutanea is seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21 million in development and commercialization milestone payments and a single–digit royalty on net sales.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of viral infections (oral)

Phase II; completed three Phase II studies for the treatment of chronic hepatitis C virus (HCV) infections. In January 2009 we entered into an exclusive option agreement with United Therapeutics Corporation (“UTC”). Pursuant to the option agreement, we were conducting preclinical work funded by UTC to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC was also funding certain other costs in the celgosivir program. In April 2009 UTC provided thirty days notice to discontinue the option agreement. This program is currently inactive and development work has stopped. We are currently seeking strategic options for the program.

MX-2401 (lipopeptide).	Treatment of serious Gram-positive bacterial infections (intravenous)

Preclinical; MX–2401 was expected to be our next clinical program. The features of MX–2401 indicate a highly competitive intravenous agent for treating serious Gram–positive infections (including the highly publicized resistant bacteria, VRE and MRSA). The focus of our activities in this program is on strategic options for advancing the development of MX-2401. We are unable to provide guidance as to timelines for advancing this program to clinical trials.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out–licensed to Spring Bank Pharmaceuticals Inc. (“Spring Bank”). Spring Bank plans to advance SB-9000 into clinical development in the first quarter of calendar 2010. We have a 1,000,000 convertible preferred share and a 50,000 common share ownership position in Spring Bank. Upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB-9000 and royalties on net sales and sublicensing revenues.

HCVnn (non-nucleoside polymerase inhibitor small molecule).	Treatment of chronic hepatitis C virus (HCV) infections	Preclinical; lead series of compounds identified. This program is currently inactive and development work has stopped.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging, labeling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design Phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials are conducted in patients with the potential disease target(s). Subject numbers are greater than is required for Phase I clinical trials. The purpose of Phase II studies is multiple. The primary purpose is the establishment of “Proof of Concept”, the demonstration that the scientific rationale for the development of the compound is valid in the clinic. Further, Phase II work is typically done to establish the optimal dosing regimen and evaluate the safety, tolerability and effectiveness of the compound in patients having the disease or medical condition for which the compound is likely to be indicated. These trials also serve to identify possible common side effects and risks, and devise plans to avoid or proactively manage these side effects in future treatment protocols including the registration studies.

(d) Phase III Clinical Trials. Phase III clinical trials, also known as registration studies, are conducted in the ‘target label’ patient population, as they are to establish the basis of approval of the drug by the relevant regulatory authorities. Typically at least two of these studies are required and involve larger patient populations recruited from many different study sites (multi-center trials). These studies must demonstrate the effectiveness of the drug, either by superiority or non-inferiority design, depending on the type of drug. In addition to efficacy, the safety profile of the drug will be well defined, and allow for a risk-benefit assessment.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be submitted to Health Canada at least 30 days prior to commencement of each clinical trial and in some cases written approval must be obtained prior to commencement of a specific clinical trial. The IND or CTA contains all relevant preclinical and clinical information required by the agency.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authorities. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence commercial distribution of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

product in the United States or Canada, respectively.

The FDA and Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

MIGENIX Business Model

Our business is now focused on out-licensing (partnering) our non-partnered product candidates to pharmaceutical and other biotechnology or biomedical companies. Out-licensing is intended to reduce product development and commercialization risks, minimize development expenses through sponsored development programs, and to leverage the development and commercialization capabilities of our partners. Under our former business model our preference was to out-license our non-partnered product candidates at later stages of development (typically in late Phase II after preliminary safety and proof of efficacy parameters in humans had been obtained, or during Phase III).

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform preclinical and clinical study activities.  With the elimination of our in-house clinical, regulatory and research groups during Fiscal 2009, we are now dependent on consultants (including former employees) and contract research organizations for all of our development activities and to support our out-licensing efforts.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates. To manage costs the Company is focusing its intellectual property expenditures on its omiganan and MX-2401 programs.

DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections

A collaboration and license agreement for the development and commercialization of omiganan for the topical treatment or prevention of device-related, burn-related or surgery-related infections was entered into in July 2004, with Cadence Pharmaceuticals, Inc (NASDAQ: CADX). In May 2009 Cadence provided notice to end this agreement following results from a second OmigardTM Phase III clinical study.

Pursuant to the former collaboration and license agreement with Cadence, up to US$30 million in development and commercialization milestone payments were payable to us upon the achievement of specified milestones and a double-digit royalty on net sales (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” for May 2006 financing involving these royalties). Additionally, Cadence was responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to the agreement with Cadence, MIGENIX had completed several clinical studies including the first OmigardTM Phase III study.

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, OmigardTM demonstrated a statistically significant reduction in local catheter site infections (“LCSI”), and a statistically significant reduction in catheter colonization, both secondary endpoints in the study. There was also a statistically significant reduction in catheter replacements. Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

In June 2005, Cadence, and the FDA reached a Special Protocol Assessment (“SPA”) agreement for a second, confirmatory Phase III clinical trial of OmigardTM to support US marketing approval for the prevention of LCSIs. Cadence initiated United States enrollment in a multi-national pivotal Phase III study in August 2005 and European enrollment in the study was initiated in January 2006. This second Phase III trial was a randomized, evaluation committee-blinded study to assess the effectiveness of OmigardTM vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients with central venous catheters (“CVC”). This trial is known as the Central Line Infection Reduction Study, or “CLIRS” trial. The primary efficacy endpoint of the CLIRS trial was to evaluate whether OmigardTM is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. Secondary objectives of the CLIRS study included assessing the effectiveness of OmigardTM in preventing catheter colonization, catheter-related bloodstream

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on OmigardTM.

On September 15, 2008, Cadence announced that it was engaged in discussions with the FDA regarding the statistical analysis plan for the CLIRS trial and revised their guidance for reporting the results of the CLIRS trial from the fourth quarter of calendar 2008 to the first quarter of calendar 2009. The following is a summary of the top-line results of the CLIRS study as reported by Cadence on March 12, 2009:

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A total of 1,859 patients were enrolled at 58 clinical trial sites in the United States and Europe.

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The primary efficacy endpoint of CLIRS was the incidence of LCSI prior to study discharge among survivors in the modified intent to treat subset for OmigardTM compared to 10% povidone-iodine. A determination of LCSI was made by blinded evaluation committee adjudication.  The incidence of LCSI was 6.3% for patients treated with OmigardTM compared to 8.6% for patients treated with povidone-iodine (p=0.08).

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There was evidence of antimicrobial efficacy observed in two of the secondary endpoints. Microbiologically-confirmed LCSI (“mcLCSI”), the subset of patients with LCSI plus a positive culture from the skin site or the catheter was 3.9% for patients treated with OmigardTM compared to 7.6% for patients treated with povidone-iodine (p<0.01). For the endpoint of catheter colonization (“CC”), which was a positive culture from the catheter, the incidence was 43.7% for patients treated with OmigardTM compared to 55.1% for patients treated with povidone-iodine (p<0.01).

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For the secondary endpoint of catheter-related bloodstream infections (“CRBSI”), which was defined as matched cultures from both the catheter and the blood, the incidence was 19.5% for patients treated with OmigardTM compared to 23% for patients treated with povidone-iodine (p=0.08).

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Safety data from CLIRS demonstrated that OmigardTM was generally safe and well tolerated.  There were no statistically significant differences between OmigardTM and povidone-iodine across all key safety endpoints.

Upon evaluation of the results of the CLIRS trial and although a positive trend was observed, Cadence made a strategic decision to discontinue further development of OmigardTM and therefore not to proceed with submission of an NDA to the FDA or a Marketing Authorization Application (“MAA”) for OmigardTM to European regulatory authorities.

We are currently investigating a range of opportunities for the OmigardTM program including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was entered into in December 2005, with Cutanea Life Sciences Inc, a private, dermatological pharmaceutical company.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single-digit royalties on net sales (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

In January 2007, Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. In October 2007, based on the promising results from this study, Cutanea selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea. Cutanea had a successful end-of-Phase II meeting with the FDA in 2008 and is seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea. Preparations for the initiation of Phase III clinical studies in the second half of calendar 2009 and the initiation of a dermal carcinogenicity study in the first quarter of calendar 2009 have been put on hold while Cutanea seeks a co-development partner. Prior to placing these development activities on hold, Cutanea was targeting to submit a NDA for omiganan 2.5% gel in 2011.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Celgosivir: Treatment of Viral Infections

MIGENIX has been developing celgosivir for the treatment of chronic hepatitis C virus (“HCV”) infections. The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in achieving a sustained virologic response in about 50% of treatment-naïve patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds. These data provided the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infections.

Our celgosivir clinical development activities to date have included three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (completed July 2008).

Phase II Viral Kinetics (combination therapy in treatment-naïve patients)

In October 2006 the Company initiated a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study was on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. This Phase II study was a 12-week randomized, active-controlled study, initially in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination, or “PRC”); and (ii) peginterferon alfa-2b plus ribavirin (active control, standard of care, or “PR”). Enrollment in the study was slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and that treatment-naïve patients may be less motivated to try new treatments.

On December 3, 2007, we reported preliminary four-week interim results from the study which indicated that 400 mg celgosivir once daily has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, as compared to the standard of care drugs alone. The interim results were for 10 patients who had completed four weeks of treatment equally divided between the two treatment arms described above. The following is a summary of the interim four-week results:

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Viral kinetics in both treatment groups were similar with a median reduction in HCV RNA (measure of HCV virus in the patient’s blood) at four weeks of 3.5 log10 vs. 3.8 log10 in the PRC and PR groups, respectively. The variability of response is wide with reductions of 5.4 log10 to 0.8 log10 and 4.5 log10 to 2.5 log10 for the PRC and PR groups, respectively. Virus was undetectable in one patient who was in the PRC group (none in the PR group).

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PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. Gastrointestinal tolerability of the PRC treatment was slightly better in this study compared to prior studies. No serious adverse events were reported.

Due to the small number of patients in this interim analysis and the high response rate with standard of care alone in this study, efficacy results from the interim data were inconclusive.  Based on a detailed analysis of the data from this study, and previous clinical experience with celgosivir in HCV and HIV patients, the Company’s plan was to add a 600 mg once daily celgosivir triple combination dosage arm to this study and to enroll approximately six additional patients in the new 600 mg treatment arm. On May 27, 2008 we announced our decision to stop enrollment in the study. In addition to reducing expenses, the decision to stop the 600 mg combination arm of the study was made based on the loss of patients that were being transitioned to a new study site after a prior study site ceased operations in February 2008. The study was completed with the patients already enrolled in the 400 mg celgosivir combination treatment arm and the standard of care treatment arm and no patients were enrolled into the 600 mg treatment arm. The objective to evaluate 600 mg of celgosivir may be considered in the future development planning of celgosivir (see “Partnering” below).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

On July 21, 2008, we reported top-line 12-week results from the study, which like the interim 4-week results, showed no meaningful differences between the two treatment arms. The 12-week results were from 15 patients who received treatment during the study. Eleven patients completed all 12 weeks of treatment, 5 in the PRC group and 6 in the PR control group. The following is a summary of the intent-to-treat analysis for the 12-week treatment period:

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Pharmacokinetic results indicate that the addition of 400 mg celgosivir once daily in the PRC treatment regimen did not affect the pharmacokinetics of peginterferon over the first 4-week period evaluated. This observation provides support for further clinical investigation with peginterferon combination treatments.

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No significant difference was seen between treatment groups with a mean reduction in HCV RNA at 12 weeks of 3.7 log10 vs 5.2 log10 in the PRC and PR groups, respectively. The variability of response was wide with reductions of 5.5 log10 to 1.6 log10 and 6.5 log10 to 2.3 log10 for the PRC and PR groups, respectively.

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PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. No serious adverse events were reported.

Due to the small number of patients in this study and the high response rate with the standard of care alone in treatment-naïve patients at 12 weeks of treatment, differences in efficacy between the treatment groups were inconclusive. Based on the data from this trial and previous trials, further dose ranging work (as was planned with the 600 mg dosage arm which was stopped as indicated above), in conjunction with other combination treatment optimization strategies, is needed.

Partnering

In January 2009 we entered into an exclusive option agreement with United Therapeutics (“UTC”) in respect of celgosivir. Under the agreement, UTC could, in its sole discretion, exercise an option to license the rights to celgosivir for use in the prevention and treatment of viral diseases. If the option had been exercised by UTC, we could have received up to US$18 million in milestone payments, consisting of an upfront payment, two development milestone payments and two territorial regulatory approval milestone payments, as well as single-digit royalties paid upon future sales of celgosivir. Additionally, in the event that UTC exercised its option, UTC would assume all future costs related to the development and commercialization of celgosivir.

Pursuant to the option agreement, during the period January 2009 to April 2009 we conducted preclinical work to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC funded the cost of this work, as well as certain other costs in the celgosivir program. In April 2009 the Company received notice from UTC to discontinue the option agreement.

There are currently no development activities in the celgosivir program. We are seeking strategic options for the program, however the Company has prioritized the OmigardTM and MX-2401 initiatives ahead of the celgosivir program.

MX-2401: Treatment of Serious Gram-Positive Bacterial Infections

MX-2401 is an injectable lipopeptide antibiotic targeting the treatment of serious Gram-positive bacterial infections.  In preclinical testing, MX-2401 is rapidly bactericidal and demonstrates activity against a broad spectrum of Gram-positive bacteria including vancomycin-resistant enterococci (“VRE”), methicillin-resistant S. aureus (“MRSA”) and penicillin-resistant S. pneumoniae (“PRSP”).

MX-2401 has potent activity in animal disease models including thigh infection and pneumonia. In vivo pharmacokinetic/pharmacodynamic (PK/PD) analysis suggests the potential for increased effectiveness using less frequent dosing intervals. Potential initial indications include hospital-acquired pneumonia (“HAP”), community acquired pneumonia (“CAP”) requiring hospitalization and complicated skin and skin structure infections (“cSSSI”).

MIGENIX’s development plan for MX-2401 was to initially seek regulatory approval for treating patients with cSSSI and then gain approval for other infections, caused by Gram-positive bacteria (e.g. MRSA, VRE) including CAP requiring hospitalization and HAP. Our priority for the MX-2401 program had been to file an IND application or CTA in late 2009 and begin clinical studies. In light of our financial resources, the focus of our activities in this program is on strategic options for advancing the development of MX-2401.

In October 2008 we presented results of our research on MX-2401 at the 48th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) and the concurrent 46th Annual Infectious Diseases Society of America (IDSA) meeting held in Washington, DC. The titles of the three posters presented were:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

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MX-2401 Bactericidal Activity and Membrane Depolarization in Staphylococcus epidermidis [F1-364]. By H. Yang, J.J. Clement, and D. Dugourd.

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Development of a Novel Method for Determining MX-2401 Drug Potency [F2-385]. By J. Fenn, R. Sui, J.J. Clement, and D. Dugourd.

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In Vitro Activity of MX-2401 a Novel Lipopeptide Against Multi-Drug Resistant (MDR) Staphylococcus aureus (SA) [F1-363]. By D.J. Hoban, B. Weshnoweski, R. Vashisht, G.G. Zhanel, and D. Dugourd.

The data presented in these posters further confirms the uniqueness and clinical potential of MX-2401. In addition to demonstration of a different mechanism of action from daptomycin, we have confirmed activity against pathogens responsible for difficult-to-treat infections in humans caused by community-acquired methicillin-resistant Staphylococcus aureus (CA-MRSA), hospital acquired MRSA (HA-MRSA), and vancomycin-resistant S. aureus (VRSA).

The Company plans to present further results of its research on MX-2401 at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting being held September 12-15, 2009 in San Francisco, CA.

Based on available resources development activities in the MX-2401 program were scaled back significantly during the year ended April 30, 2009. Manufacturing process development initiated at a European-based contract manufacturer was reduced in scope and completed. Other work related to the manufacturing process was also completed. We are exploring strategic options for developing MX-2401 and we are unable to provide guidance as to the timing to advance this program to clinical trials. Prior to initiating clinical trials of MX-2401, various activities must be completed including: manufacturing process development, GLP non-clinical studies, manufacture of GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies.

MIGENIX and the Government of Canada are working towards the termination of the agreement under the former Technology Partnerships Canada program which was funding 26% of eligible MX-2401 development costs (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement” below).

Other Matters

In August 2008, the Company announced that it had reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a company owned by a significant shareholder of MIGENIX, that avoided a proxy contest at MIGENIX's annual meeting of shareholders held on October 31, 2008. As part of the agreement, MIGENIX reduced the size of its board of directors from seven members to five, with five board members stepping down and three DJohnson nominees joining the board. To facilitate the resolution between the parties, Dr. James DeMesa agreed to resign as president and chief executive officer of MIGENIX effective August 11, 2008. On the same date Mr. Bruce Schmidt was appointed interim president and chief executive officer of MIGENIX and Mr. Douglas Johnson was appointed chairman of the board.

Following the above changes to the board, management was directed to concentrate its efforts on restructuring and stabilizing MIGENIX's operations. In this regard, management commenced an evaluation of the Company’s programs, personnel and business strategies. In order to conserve cash resources management determined it would provide minimal funding for the development of the Company’s various programs, while at the same time increasing out–licensing efforts to further advance its programs and generate additional financial and collaborative resources. As part of our cost reduction program, management implemented various cost cutting initiatives to reduce the Company's cash burn rate (see “LIQUIDITY & CAPITAL RESOURCES”). Cost cutting initiatives included:

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re–negotiation of management and non–management personnel employment contracts, resulting in the planned departure of four managers at the Vice President level and eighteen staff, representing a significant reduction in the Company’s personnel;

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consolidation of the Company's operations to its head office located in Vancouver, British Columbia (San Diego office closed as at August 31, 2008);

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elimination of the Company's degenerative disease programs, including MX–4565 (terminated the license agreement with Washington University) and MX–4042; and

▪

a significant reduction in development activity in the Company’s MX–2401 program (see “DEVELOPMENT PROGRAMS - MX-2401: Treatment of Serious Gram-Positive Bacterial Infections” above);

Additionally, the board instructed management to raise additional capital to finance the Company. A rights offering was completed in March 2009 (see “LIQUIDITY and CAPITAL RESOURCES – Rights Offering” below).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

MIGENIX currently has five employees and is utilizing the services of several consultants including former employees to carry out its objectives. These objectives include: (i) investigating opportunities for the OmigardTM program; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses. As part of the Company’s efforts to manage costs, the Company has invoked the notice provisions in its employment agreements with the Company’s Chief Financial Officer and the Vice President, Business Development, and the employment of these senior executives will end on or before November 30, 2009 unless otherwise agreed by the parties.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information required to be disclosed by us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of April 30, 2009, an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under National Instrument 52-109 (“NI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at April 30, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). For ICFR we use the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the design and effectiveness of the Company’s ICFR as at April 30, 2009, pursuant to NI 52-109 and have concluded that, the Company’s ICFR, and the design of such controls, provides reasonable assurance that the Company’s financial reporting is reliable and the Company’s consolidated financial statements were prepared in accordance with GAAP.

Based on that evaluation, it was also determined that an aspect of our ICFR remains deficient. This control deficiency did not result in adjustments to any of our annual audited or interim unaudited consolidated financial statements. As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties. The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant and therefore do not justify the expense associated with adding more personnel at this time.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the year ended April 30, 2009 that have materially affected, or are reasonably likely to materially affect, ICFR.  No such significant changes were identified through their evaluation.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with GAAP and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units based on the Company’s estimate of the probable royalties payable and stock-based compensation.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical work performed by the Company under collaborative/licensing agreements for certain product candidates and are recognized as revenue when the research and development work is performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs. Research costs are expensed as incurred, and development costs are expensed as incurred unless they meet generally accepted accounting criteria for capitalization as an intangible asset. The Company assesses whether development costs have met the relevant criteria for capitalization at each reporting date. No development costs have been capitalized to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of the stock options. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective February 1, 2009, the Company early adopted the requirements of CICA Handbook Section 3064 Goodwill and Intangible Assets. Section 3064, replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Adoption of Section 3064 had no impact on the Company’s financial statements, except for the modification of the Company’s accounting policy for patent costs. Prior to the adoption of Section 3064, the Company expensed all patent costs in the period incurred. With the adoption of Section 3064, patent costs which meet the applicable criteria in Section 3064 can be capitalized and amortized over their estimated useful lives. None of the Company’s patent costs for the period February 1, 2009 to April 30, 2009 qualified to be capitalized pursuant to Section 3064.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Effective May 1, 2008, the Company adopted the following new recommendations of the CICA Handbook:

General Standards of Financial Statements (Section 1400)

The additional requirements of Section 1400 require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to Section 1400 are contained in note 1 to the April 30, 2009 audited annual consolidated financial statements.

Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 20 to the April 30, 2009 audited annual consolidated financial statements.

Financial Instruments – Disclosures (Section 3862)

Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 5 to the April 30, 2009 audited annual consolidated financial statements.

Financial Instruments – Presentation (Section 3863)

Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company’s financial instrument-related presentation disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be evaluating the impact of the following new standards:

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board of the CICA announced that GAAP for publicly accountable enterprises will be converged with IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to report under IFRS for interim and annual financial statements beginning May 1, 2011 and we will need to provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at May 1, 2010. Under IFRS, there is significantly more disclosure required. Further, while IFRS uses a conceptual framework similar to current GAAP, there are significant differences in accounting principles that must be addressed. The Company is currently preparing for the switchover to IFRS and assessing the impact of IFRS on its operations and consolidated financial statements. The Company’s Chief Financial Officer has completed several IFRS training sessions, reviewed software applications for managing the Company’s transition to IFRS and has commenced planning for the transition.

Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

Effective May 1, 2011, the Company will be required to adopt the requirements of the CICA Handbook Sections 1582, 1601 and 1602. Section 1582, which replaces the former Section 1581 with the same title, establishes new accounting standards for business combinations. Section 1601, which replaces the former Section 1600 with the same title, establishes new standards for the preparation of consolidated financial statements. Section 1602, establishes standards on accounting for non-controlling interests in a subsidiary in consolidated financial statements prepared subsequent to a business combination. The Company will be assessing the impact that these new standards will have on its financial position and results of operations in conjunction with its changeover to IFRS.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

SELECTED ANNUAL FINANCIAL INFORMATION

The following table provides summary financial information for our April 30, 2009, 2008 and 2007 financial years:

(Expressed in thousands, except per share amounts)	Years ended April 30
	2009	2008	2007
Statement of Loss, Comprehensive Loss and Deficit
Total revenue	$198	$6	$19
Research & development expenses	$(3,278)	$(6,370)	$(7,494)
General & corporate expenses	$(2,951)	$(3,569)	$(3,616)
Amortization & loss on disposal/write-down property/equipment	$(514)	$(579)	$(847)
Write-down of intangible assets	$(85)	$(891)	$(3,316)
Other income (expense)	$6,068	$(1,363)	$(798)
Loss and comprehensive loss for the year	$(562)	$(12,765)	$(16,052)
Accumulated deficit	$(138,044)	$(137,482)	$(124,717)
Basic and diluted loss per common share	$(0.01)	$(0.14)	$(0.19)

Balance Sheet
Total current assets	$2,450	$6,945	$16,555
Total assets	$3,381	$8,466	$19,581
Total current liabilities	$934	$1,901	$1,958
Total liabilities	$1,128	$8,147	$6,920
Shareholders’ equity	$2,253	$319	$12,661

For discussion of the factors affecting our losses see “SELECTED QUARTERLY FINANCIAL DATA” and “RESULTS OF OPERATIONS” below.  For discussion of the factors affecting our balance sheet see “RESULTS OF OPERATIONS”, “PROPERTY & EQUIPMENT AND INTANGIBLE ASSET EXPENDITURES” and “LIQUIDITY AND CAPITAL RESOURCES” below.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30, 2009 (“Q4/09”)	January 31, 2009 (“Q3/09”)	October 31, 2008 (“Q2/09”)	July 31, 2008 (“Q1/09”)
Revenue	$132	$38	$28	$ -
Loss before other income and expense	$(864)	$(810)	$(2,848)	$(2,108)
Income (loss) and comprehensive income (loss)	$6,713	$(1,309)	$(3,322)	$(2,644)
Basic and diluted income (loss) and comprehensive income (loss) per common share	$0.05	$(0.02)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	124,145	94,464	94,464	94,464

	Three months ended,
	April 30, 2008 (“Q4/08”)	January 31, 2008 (“Q3/08”)	October 31, 2007 (“Q2/08”)	July 31, 2007 (“Q1/08”)
Revenue	$ -	$ -	$ -	$6
Loss before other income and expense	$(2,760)	$(3,107)	$(2,714)	$(2,821)
Income (loss) and comprehensive income (loss)	$(3,244)	$(3,424)	$(2,997)	$(3,100)
Basic and diluted income (loss) and comprehensive income (loss) per common share	$(0.04)	$(0.04)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	94,464	94,464	94,464	94,464

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

The primary factors affecting the magnitude of the Company’s losses before other income and expense have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues, and write-downs of intangible assets. The losses before other income and expenses in:

▪

Q4/09 and Q3/09 are lower principally due to the reduction in personnel in prior quarters (particularly Q2/09); and limited research and development activities during these quarters;

▪

Q2/09 is higher principally due to the reversal of approximately $0.3 million in government assistance receivable (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada”); the severance paid to the former President & CEO  and the severance paid or accrued for other staff including four Vice Presidents (see “Other Matters” above and “RESULTS OF OPERATIONS – Operating Expenses – General and Corporate” below); and

▪

Q4/08 and Q3/08 are higher due primarily to the write-downs of intangible assets (Q4/08: $0.4 million; Q3/08: $0.5 million).

The primary factors affecting the magnitude of the Company’s other income and expenses:

▪

in Q4/09 the Company recorded a $7.8 million gain on the adjustment of the carrying value of the  convertible royalty participation units issued in May 2006 (see “RESULTS OF OPERATIONS – Other Income and Expenses” below); and

▪

accretion expense as follows: Q4/09: $0.3 million; Q3/09: $0.5 million; Q2/09: $0.4 million; Q1/09: $0.6 million; Q4/08: $0.6 million; Q3/08: $0.5 million; Q2/08: $0.4 million; and Q1/08: $0.4 million.

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for a description of the Company’s business, the drug candidates being developed and current program activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation, incurring significant operating losses each year, and has incurred a cumulative deficit of $138.0 million to April 30, 2009.

For Q4/09 MIGENIX incurred income of $6.7 million (Q4/08: loss $3.2 million) or $0.05 (Q4/08: loss $0.04) per common share, and for the year ended April 30, 2009 (“Fiscal 2009”), the loss is $0.6 million ($0.01 per common share) compared to a loss of $12.8 million ($0.14 per common share) for the year ended April 30, 2008 (“Fiscal 2008”). The $12.2 million difference between the Fiscal 2009 loss and the Fiscal 2008 loss consists principally of: a $7.8 million gain on adjustment of the convertible royalty participation units (see “Other Income and Expenses” below); and a $4.6 million decrease in operating expenses (see “Operating Expenses” below).

Revenues

During Q4/09 the Company had approximately $0.1 million in revenues (Q4/08: $nil) and Fiscal 2009 revenues were approximately $0.2 million (Fiscal 2008: nominal i.e. <$0.1 million). The Q4/09 and Fiscal 2009 revenues were from work performed by MIGENIX personnel pursuant to: (1) the option agreement with UTC (see “DEVELOPMENT PROGRAMS – Celgosivir: Treatment of Viral Infections – Partnering”); and (2) a service agreement with Cadence (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections”). We do not anticipate further revenues from either of these agreements as both agreements have been discontinued.

We have the opportunity for revenues from: our agreement with Cutanea; the potential re-partnering of OmigardTM should a viable regulatory approval strategy be determined; the potential partnering of MX-2401; and our agreement with Spring Bank, however, at this time we are unable to estimate revenues (if any) over the next five financial years

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

from them. We may earn development and commercial milestone revenue of up to US$21 million plus a single-digit percentage royalty based on net sales pursuant to our agreement with Cutanea. Additionally, we can receive from Spring Bank up to US$3.5 million in milestone payments during development of SB-9000 and royalties on net sales and sublicensing revenues. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs, and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners.

Operating Expenses

Operating expenses in Q4/09 were approximately $1.0 million (Q4/08: $2.8 million) and were approximately $6.8 million for Fiscal 2009 (Fiscal 2008: $11.4 million). The $4.6 million decrease in Fiscal 2009 operating expenses compared to Fiscal 2008 consists principally of a $3.1 million decrease in research and development expenses (see “Research and Development” below), a $0.6 million decrease in general and corporate expenses (see “General and Corporate” below), and a $0.8 million decrease in the write-down of intangible assets (see “Write-down of Intangible Assets” below).

Expenses in Q4/09 and Fiscal 2009 have decreased significantly compared to prior periods due to the Company’s initiatives to reduce expenses including personnel reductions and focusing on the out-licensing of the Company’s unpartnered programs with minimal research and development activities being conducted that are not funded by partners.

Research and Development

Our research and development expenses have consisted primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

Our internal research and development costs, including personnel and facility, are used across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct of clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1,2) for the periods indicated:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Research & Development Expenses	Three months ended April 30		Year ended April 30
(Canadian dollars, millions)	2009	2008	2009	2008

Program Expenses
OmigardTM	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.0	0.1	0.1	1.1
MX-2401(3)	0.0	0.0	0.4	0.3
Other projects	0.0	0.0	0.0	0.1
Total Program Expenses	$0.0	$0.1	$0.5	$1.5

Unattributed Expenses(3)
Personnel	$0.1	$0.9	$1.8	$3.1
Patent costs	0.1	0.2	0.5	0.9
Other	0.1	0.2	0.5	0.9
Total Unattributed Expenses	$0.3	$1.3	$2.8	$4.9

Total Research & Development Expenses	$0.3	$1.4	$3.3	$6.4

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

(3)

Net of government assistance. See “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement”.

Our former partner for the North American and European development and commercialization of OmigardTM, Cadence, funded the clinical, regulatory and commercialization costs related to the program from August 2004 to April 2009 and was responsible for manufacturing.

Our partner for omiganan and its analogues for dermatological indications, Cutanea, is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

The approximate $1.0 million decrease in the Fiscal 2009 celgosivir program costs compared to Fiscal 2008 is principally due to the completion of clinical studies in the celgosivir program including the decision not to proceed with the expansion of the Phase II viral kinetics study and stopping work on an IND application. Additionally, celgosivir program costs in Q3/09 and Q4/09 pursuant to the option agreement with UTC (see “DEVELOPMENT PROGRAMS – Celgosivir: Treatment of Viral Infections – Partnering”) were fully funded by UTC and recorded at a net $nil cost in the Company’s accounts.

The approximate $2.1 million decrease in the unallocated research and development costs in Fiscal 2009 is principally due to reductions in personnel, a shift in work from the celgosivir program to the MX-2401 program (less expensive materials consumed), less research activity and lower patent costs.

At this time, due to the risks inherent in the product development process and given the stages of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. With product development timelines, the probability of success and development costs vary widely. Our future research and development expenses will depend on our financial resources and on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development expenses are currently less than they would otherwise be due to our limited financial resources and our focus on obtaining collaborations to fund the future development and commercialization of our product candidates. Our development expenses could be substantial over the next few years if we obtain more financial resources and if we decide to fund all or a portion of the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies, clinical trials and regulatory submissions, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Q4/09 were approximately $0.4 million (Q4/08: $0.8 million) and were approximately $3.0 million for Fiscal 2009 (Fiscal 2008: $3.6 million). The approximate $0.6 million decrease in general and corporate expenses for Fiscal 2009 compared to Fiscal 2008 is principally due to: reduced rent expense including closing of the San Diego office; reduced use of contract personnel for internal control work and accounting; reduction in external investor relations services; and reduced personnel costs; offset partially by higher legal costs primarily related to the requisition of a shareholder meeting (see “Other Matters”). Personnel costs were $0.2 million in Q4/09 (Q4/08: $0.5 million) and were approximately $1.8 million for Fiscal 2009 (Fiscal 2008: $2.0 million). The lower Q4/09 and Fiscal 2009 personnel costs compared to Q4/08 and Fiscal 2008 include reductions in personnel, salary reductions, elimination of cash compensation for directors and other cost reduction initiatives.

Amortization

Amortization expense for property and equipment was approximately $0.3 million in Fiscal 2009 (Fiscal 2008: $0.3 million).

Amortization expense for intangible assets was approximately $0.1 million in Fiscal 2009 (Fiscal 2008: $0.2 million).

Loss on disposal/write-down of property and equipment

The loss on disposal and write-down of property and equipment in Fiscal 2009 was approximately $0.1 million (Fiscal 2008: $0.1 million).

Write-down of Intangible Assets

The Company reviews the carrying value of its intangible assets on a quarterly basis. Pursuant to the Q4/09 quarterly review of the carrying values of the Company’s intangible assets, the Company determined that a write-down of approximately $0.1 million was appropriate in respect of one of the Company’s technology licenses. The write-down of intangible assets in Fiscal 2009 was approximately $0.1 million (Fiscal 2008: $0.9 million) – the Fiscal 2008 write-downs were principally in respect of MitoKor technologies acquired in August 2004.

Other Income and Expenses

Other income and expenses include four principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” below); (3) gain on adjustment of the carrying value of the convertible royalty participation units; and (4) foreign exchange gains and losses on the Company’s United States dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances (see “FINANCIAL INSTRUMENTS AND RISKS” below).

Interest Income

Interest income was approximately $0.1 million for Fiscal 2009 (Fiscal 2008: $0.4 million). The decrease in interest income is due to lower cash balances available for investing and lower interest rates obtained on our investments.

Accretion Expense and Gain on Adjustment of Convertible Royalty Participation Units

The $2.9 million initial carrying value (net of deferred transaction costs) of the debt component of the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES– Convertible Royalty Participation Units” below) was being accreted to the maximum royalties payable of approximately $29.5 million (would be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29.5 million). The OmigardTM results on March 12, 2009 (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections”) and the resulting uncertainty for the OmigardTM program led the Company to reduce its estimate of the probable royalties payable to the unit holders over the royalty payment term to approximately $7.3 million. The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

As a result of the Company’s reduced estimate of the probable royalties payable to the unit holders over the royalty payment term, the Company, using the effective interest method, adjusted the carrying amount of the debt component of the convertible royalty participation units at March 12, 2009 to approximately $0.2 million from approximately $8.0 million and recorded a $7.8 million adjustment gain in net income in Q4/09 and Fiscal 2009.

Accretion expense related to the convertible royalty participation units for Q4/09 was $0.3 million (Q4/08: $0.6 million) and is $1.8 million for Fiscal 2009 (Fiscal 2008: $1.9 million). The approximate $0.1 million decrease in Fiscal 2009 accretion expense compared to Fiscal 2008 is principally due to the Company’s lower estimate of the probable royalties payable described above.

The gain on the adjustment of the convertible royalty participation units and the accretion expense are non-cash items.

Foreign Exchange Gain/Loss

The foreign exchange loss in Fiscal 2009 was less than $0.1 million (Fiscal 2008: $0.1 million gain).

PROPERTY & EQUIPMENT AND INTANGIBLE ASSET EXPENDITURES

Property and equipment expenditures for Fiscal 2009 were nominal (Fiscal 2008: $0.5 million). The Fiscal 2008 expenditures included approximately $0.3 million in leasehold improvements associated with the re-location of the Company’s Vancouver operations.

Intangible asset costs capitalized in Fiscal 2009 and Fiscal 2008 were $nil. Intangible assets at April 30, 2009 include acquired technology and capitalized technology license costs for the Company’s lipopeptide (MX-2401) and HBV (SB-9000) programs. The $0.3 million carrying value of these intangible assets at April 30, 2009 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS AND UNCERTAINTIES” below).

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2009, the Company had cash, cash equivalents and short-term investments of approximately $2.1 million (April 30, 2008: $5.6 million) and the Company’s net working capital was approximately $1.5 million (April 30, 2008: $5.0 million). The approximate $3.5 million decrease in net working capital from April 30, 2008 is primarily attributable to the $5.6 million in cash used in Fiscal 2009 operating activities, which was partially offset by the approximately $2.1 million in net proceeds from the rights offering completed in March 2009 (see “Rights Offering” below). The Company’s cash equivalents and short-term investments are invested in high-grade liquid financial instruments with maturity dates selected with respect to the expected timing of expenditures to fund operations (not to exceed three years), and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS” below).

MIGENIX has financed its operations to date primarily through the sale of equity securities. MIGENIX believes that its funds on hand at April 30, 2009, combined with ongoing cost reduction measures, are sufficient to provide for operations into approximately the first quarter of calendar 2010 before funds received, if any, from existing or new license agreements, new financings, or the exercise of warrants and options.

The Company’s ability to advance its programs is constrained due to the Company’s current financial and personnel resources. The Board and management have worked to reduce our financial commitments and, where necessary, rationalize certain programs through controlled spending and increased out-licensing efforts. The Company currently plans to operate within an annual burn rate of under $2 million. The magnitude of future spending in the Company’s programs will be dependent on: the Company’s financial resources, personnel resources, business strategies and the licensing status of our programs. We may need to increase or decrease our annual burn rate in response to such matters. MIGENIX may need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all (see “RISKS AND UNCERTAINTIES” below).

Cash Flows

In Fiscal 2009, cash used for operating activities amounted to approximately $5.6 million (Fiscal 2008: $9.2 million). The approximate $3.6 million decrease in cash flows used for operating activities for Fiscal 2009 compared to Fiscal 2008 is principally due to the reductions in our operations as described in “Other Matters” and “Operating Expenses”.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

In Fiscal 2009, cash provided by financing activities amounted to approximately $2.1 million (see “Rights Offering” below), compared to less than $0.1 million in Fiscal 2008 from the exercise of warrants.

In Fiscal 2009 cash provided by investing activities amounted to approximately $2.5 million principally from the maturity of short-term investments. In Fiscal 2009 we reduced our short-term investments (investments with original maturity greater than three months) due to having fewer financial resources available to invest and a shift to investments with a maturity of under three months which are classified as cash equivalents.

Rights Offering

On January 21, 2009 we received a receipt for a final short form prospectus relating to a rights offering in the aggregate amount of up to approximately $2.3 million. Under the terms of the rights offering, shareholders of record on February 2, 2009, were entitled to receive one right for each common share held. Two rights entitled eligible holders to purchase a unit at the price of $0.05 per unit (the “Basic Subscription Right”). Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.10 at any time over the 12 month period following issuance of the warrants. Shareholders who fully exercised their Basic Subscription Rights were entitled to subscribe pro-rata for additional units, that were not otherwise subscribed for prior to the expiry of the rights on February 26, 2009. The rights offering was approximately 25% oversubscribed and in March 2009 we issued approximately 48 million units pursuant to the exercise by holders of their rights for gross proceeds of approximately $2.3 million. For additional information on the securities issued pursuant to the rights offering see “OUTSTANDING SHARE DATA – Rights Offering” below.

Convertible Royalty Participation Units

During Fiscal 2007 the Company completed a financing involving a portion of the future royalties from the Company’s license agreements with Cadence (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections”) and Cutanea (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA” below). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. In the event of the termination of the Cadence or Cutanea license agreements (the Cadence agreement was terminated in May 2009) and should the Company within one year thereafter enter into an agreement with a third party for similar rights, the royalties from such new agreement(s) would be included in the above determination of the royalties payable to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received, and certain other specified events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

Technology Partnerships Canada (“TPC”) Agreement

In March 2005, the Company entered into an agreement with the Government of Canada under the former Technology Partnerships Canada (“TPC”) program. TPC projects are now managed by Industry Canada’s Industrial Technologies Office (“ITO”). The ITO funding covered approximately 26% of eligible research and development costs in the Company’s MX-2401 development program up to a maximum contribution from ITO of approximately $9.3 million (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-Positive Bacterial Infections”).

As a result of the reductions in the Company’s operations, discussions with ITO have occurred regarding the status of the MX-2401 program, and the Company’s ability to advance MX-2401 development under the agreement. The Company and ITO are now working towards the termination of the agreement. Pursuant to the current ITO agreement the Company is required to pay royalties to ITO should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

States. The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Additionally, the ITO agreement provides that in the event of a default by the Company, ITO may require the Company to repay all or part of the ITO contributions received to date. The Company is unable at this time to predict the outcome of termination of the ITO agreement, including royalties to ITO or repayments of ITO contributions, if any. Royalties and contribution repayments, if any, that may be paid to ITO would be accounted for in the period in which conditions arise that will cause the contributions to be repayable or royalties to be payable.

As of April 30, 2009 the Company had received approximately $1.1 million of ITO contributions pursuant to the ITO agreement. The ITO contributions have been recorded as a reduction in research and development expenses. The Company is no longer recording any ITO contributions as being receivable and during Fiscal 2009 the Company reversed approximately $0.4 million of ITO contributions originally recorded as government assistance receivable. This reversal resulted in an approximate $0.4 million increase in research and development expenses during Fiscal 2009.

Convertible/Redeemable Preferred Shares

The Company has used redeemable/convertible preferred shares to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost of the transactions, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at April 30, 2009 (see “OUTSTANDING SHARE DATA” below) represent US$5.25 million in potential future milestone payments in the lipopeptide/MX-2401 (US$575,000), polyene (US$675,000), and celgosivir (US$4,000,000) programs. During the next 12 months we estimate that no preferred shares (US$nil) could become convertible or redeemable pursuant to the achievement of certain of these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash.

Contractual Obligations and Commitments

As at April 30, 2009, we had the following contractual obligations and commitments (1) (2) (3)(4)(5):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (6)	199	199	-	-	-
Purchase Obligations (7)	17	17	-	-	-
Total Contractual Obligations	216	216	-	-	-

(1)

Excludes US$5.25 million in contingent milestone obligations pursuant to the preferred shares discussed in “LIQUIDITY AND CAPITAL RESOUCES – Convertible/Redeemable Preferred Shares” above and in “OUTSTANDING SHARE DATA” below.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.0 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes the potential royalties and repayments in respect of the ITO agreement (see “LIQUIDITY AND CAPITAL RESOUCES – Technology Partnerships Canada” above)

(4)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” above).

(5)

Excludes approximately $1.2 million of potential future milestone based payments to the Company’s former President & CEO and other executives in respect of restructuring the severance requirements for such employees and salary reductions during Fiscal 2009.

(6)

Includes office and lab premises lease agreements. The Company is seeking to reduce these premise lease obligations.

(7)

Represents obligations under research, manufacturing, and service agreements.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

OUTSTANDING SHARE DATA

As at July 27, 2009, there are:

▪

141,695,709 (April 30, 2009: 141,695,709; April 30, 2008: 94,463,806) common shares outstanding. The 47,231,903 increase in common shares outstanding subsequent to April 30, 2008 is in respect of the rights offering financing completed in March 2009 (see “LIQUIDITY AND CAPITAL RESOURCES – Rights Offering” above);

▪

5,250,000 (April 30, 2009 and April 30, 2008: 5,250,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, and 4,000,000 Series D preferred shares. On the achievement of any of the pre-determined product development milestones underlying the Series A, Series B and Series D preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); and Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES - Convertible/Redeemable Preferred Shares” above for additional information on the Company’s preferred shares;

▪

29,465 (April 30, 2009 and April 30, 2008: 29,465) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” above) convertible into approximately 22,039,820 (April 30, 2009: 22,039,820; and April 30, 2008: 17,679,000) common shares. The units are convertible at any time by the holders into the Company’s common shares at 748 common shares per unit based on a adjusted conversion price of $0.40 per common share (the conversion price was adjusted for the Company’s rights offering completed March 2009; prior to the adjustment, the conversion was 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

▪

stock options outstanding for the purchase of 5,243,973 (April 30, 2009: 5,670,573; April 30, 2008: 4,034,631) common shares at an average exercise price per common share of $0.37 (April 30, 2009: $0.40; April 30, 2008: $0.83);

▪

deferred share units outstanding that can be settled at the option of the Company by issuing up to 480,000 common shares (April 30, 2009: 480,000; April 30, 2008: 160,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the outstanding deferred share units based on the $0.025 closing price of the Company’s common shares on July 27, 2009 is $12,000 (April 30, 2009: $16,800 [480,000 at a price of $0.035 per common share]; April 30, 2008: $36,800 [160,000 at a price of $0.23 per common share]). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at April 30, 2009 and April 30, 2008 with respect to the fair value of the outstanding deferred share units; and

▪

warrants outstanding for the purchase of 59,784,503 (April 30, 2009: 60,668,453; April 30, 2008: 18,190,301) common shares at a weighted average exercise price per common share of $0.24 (April 30, 2009: $0.24; April 30, 2008: $0.76), as follows:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
40,913,160(1)	$0.10	March 5, 2010
6,318,743(1)	$0.10	March 13, 2010
12,430,091(2)	$0.62(2)	December 6, 2011
122,509(3)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 59,784,503	Average = $0.24(4)

(1)

Issued March 5, 2009 and March 13, 2009 as part of the rights offering (see “LIQUIDITY AND CAPITAL RESOURCES – Rights Offering”).

(2)

Issued as part of the December 2006 bought deal public offering. As a result of the Company’s March 2009 rights offering the exchange basis of these warrants was adjusted from 1 common share per warrant to 1.2906 common shares per warrant, reducing the price per common share from $0.80 to $0.62.

(3)

These warrants were assumed by the Company as part of the acquisition of MitoKor in August 2004.

(4)

Weighted average exercise price using closing July 27, 2009 exchange rate of US$1.00 equals $1.0811.

During Q1/09, warrants to acquire 7,552,592 common shares expired unexercised at exercise prices ranging from $0.45 to $0.55.

Warrants for the purchase of 963,125 units at an exercise price of $0.60 per unit, expired December 8, 2008. Each unit consisted of one common share and one half of one common share purchase warrant.

Warrants for the purchase of 883,950 common shares at an exercise price of $0.50 per common share expired May 4, 2009 unexercised.

At the Company’s Annual and Special Meeting held on October 31, 2008 shareholders approved a 2,000,000 increase in the number of common shares that can be issued under the Company’s 2006 stock option plan.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms unless otherwise noted. During Fiscal 2009, the Company:

[a] incurred legal fees of  approximately $0.3 million (Fiscal 2008: $0.4 million) inclusive of sales taxes, payable to a law firm where the former Secretary of the Company is a partner (ceased to be Secretary August 12, 2008).  Included in accounts payable and accrued liabilities at April 30, 2009, is a nominal amount (Fiscal 2008: $0.1 million) owed to this law firm;

[b] reimbursed legal and other fees of approximately $0.15 million, claimed for reimbursement by DJohnson. These costs were incurred in connection with the requisition of a meeting of the Company’s shareholders and the subsequent agreement reached with the Company on August 11, 2008 (see “Other Matters”). The Company reimbursed these costs from proceeds of the rights offering completed in March 2009; and

[c] paid a strategic consulting fee of approximately $0.1 million to a company owned by the Company’s Chairman.

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially. The Company has incurred significant losses since inception and as at April 30, 2009 had an accumulated deficit of approximately $138.0 million. The Company’s current financial resources are not sufficient to advance its non-partnered programs, including OmigardTM, celgosivir and MX-2401. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater. The Company’s current financial resources are expected to be sufficient for operations into the first quarter of calendar 2010.

The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s or its partner’s research and development activities will result in any commercially viable products or profitability, and we may incur substantial losses over at least the next several years.

The Company received top-line Phase III clinical trial results for the Company’s most advanced program, OmigardTM in March 2009 – these results did not meet the primary endpoint of the study. In May 2009, the Company received notice to end the collaboration and license agreement in respect of the OmigardTM program. Additionally, in April 2009 the Company received notice to discontinue the option agreement in respect of the celgosivir program. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) reducing expenses, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has limited personnel and financial resources with which to advance its programs. At April 30, 2009 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $0.3 million. The Company may in the future determine to terminate one or more programs, or that the carrying value of one or more programs should be written down based on:

▪

termination of the program following preclinical and/or clinical testing results;

▪

inability to secure development partnership and/or funding to support the program;

▪

carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

▪

loss of license rights for failure to perform in accordance with license agreements; and/or

▪

decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

MIGENIX may need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX will need to further delay development work, sell or out-license certain development programs, and/or reduce other expenditures. Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: changes in our strategy to develop or out-license currently non-partnered programs; the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; the acquisition or in-licensing of any new technologies and products, and other factors not within our control.

Our risks and uncertainties are discussed in further detail in our Annual Information Form which can be found at www.sedar.com.

Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2009

AUDITORS’ REPORT

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2009 and 2008 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended April 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2009 in accordance with Canadian generally accepted accounting principles.

“Ernst & Young LLP”

Vancouver, Canada,

  Ernst & Young LLP

July 27, 2009

Chartered Accountants

 MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 - Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at April 30

(Expressed in Canadian dollars)

	2009 $	2008 $

ASSETS
Current
Cash and cash equivalents [note 5]	1,645,494	2,620,994
Short-term investments [note 5]	487,007	2,997,385
Amounts receivable [notes 5 and 16[b]]	193,180	293,510
Government assistance receivable [notes 5 and13[a]]	-	899,412
Prepaid expenses and deposits [note 5[b]]	124,264	134,101
Total current assets	2,449,945	6,945,402
Long-term investments [notes 5[a] and 6]	1,000	1,000
Property and equipment [note 7]	588,002	976,716
Intangible assets [note 8]	341,733	543,329
	3,380,680	8,466,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 5, 9, 18 and 19]	933,827	1,901,016
Total current liabilities	933,827	1,901,016
Convertible royalty participation units [notes 5 and10]	193,920	6,246,441
Preferred shares [notes 5[a] and 11]	4	4
	1,127,751	8,147,461
Commitments and contingencies [notes 12 and 13]
Shareholders’ equity
Common shares [note 14[a]]	126,404,167	125,156,358
Equity portion of convertible royalty participation units [note 10]	4,554,165	4,554,165
Contributed surplus [note 14[b]]	9,339,195	8,090,768
Deficit	(138,044,598)	(137,482,305)
Total shareholders’ equity	2,252,929	318,986
	3,380,680	8,466,447

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Pieter Dorsman”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS, COMPREHENSIVE LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2009 $	2008 $	2007 $

REVENUE
Research and development services [notes 16 and 17]	198,133	6,224	18,921

EXPENSES
Research and development [notes 12[a], 13[a] and 14[e]]	3,278,433	6,369,513	7,493,622
General and corporate [notes 12[a], 14[e] and 14[g]]	2,950,857	3,568,580	3,615,945
Amortization [notes 7[a] and 8[a]]	407,944	516,765	821,959
Loss on disposal/write-down of property and equipment [note 7[b]]	106,491	62,733	25,452
Write-down of intangible assets [note 8[b]]	85,057	890,750	3,315,674
	6,828,782	11,408,341	15,272,652
Loss before other income (expenses)	(6,630,649)	(11,402,117)	(15,253,731)

Other income (expenses)
Accretion of convertible royalty participation units [note 10[b]]	(1,798,898)	(1,872,990)	(1,426,621)
Gain on adjustment of convertible royalty participation units [note 10[b]]	7,851,419	-	-
Interest income	78,584	439,417	611,217
Foreign exchange gain (loss)	(62,749)	70,429	16,963
	6,068,356	(1,363,144)	(798,441)
Loss and comprehensive loss for the year	(562,293)	(12,765,261)	(16,052,172)

Deficit, beginning of year	(137,482,305)	(124,717,044)	(108,664,872)
Deficit, end of year	(138,044,598)	(137,482,305)	(124,717,044)

Basic and diluted loss and comprehensive loss per common share	$(0.01)	$(0.14)	$(0.19)

Weighted average number of common shares outstanding	101,701,254	94,463,806	82,589,809

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2009 $	2008 $	2007 $

OPERATING ACTIVITIES
Loss for the year	(562,293)	(12,765,261)	(16,052,172)
Items not affecting cash:
Amortization	407,944	516,765	821,959
Loss on disposal/write-down of property and equipment	106,491	62,733	25,452
Write-down of intangible assets	85,057	890,750	3,315,674
Stock-based compensation	399,464	271,180	319,396
Issuance of deferred share units	62,400	—	96,000
Accretion of convertible royalty participation units and amortization of transaction costs	1,798,898	1,872,990	1,426,621
Gain on adjustment of convertible royalty participation units	(7,851,419)	—	—
Milestone to be paid by conversion of preferred shares	—	—	115,596
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	21,547	112,997	(115,175)
Amounts receivable	100,330	(68,929)	(116,385)
Government assistance receivable	899,412	(283,404)	(379,658)
Prepaid expenses and deposits	9,837	270,156	(42,528)
Accounts payable and accrued liabilities	(1,072,528)	(30,838)	(1,587,988)
Cash used in operating activities	(5,594,860)	(9,150,861)	(12,173,208)

FINANCING ACTIVITIES
Issuance of common shares/units, net of issue costs [note 14[a][ii]]	2,144,213	—	10,132,808
Issuance of convertible royalty participation units	—	—	7,732,360
Proceeds on exercise of stock options	—	—	9,517
Proceeds on exercise of warrants	—	36,567	331,105
Redemption of preferred shares	—	(1)	—
Repayment of capital lease obligation	—	—	(5,221)
Cash provided by financing activities	2,144,213	36,566	18,200,569

INVESTING ACTIVITIES
Funds from short-term investments	2,975,177	22,384,993	16,748,805
Purchase of short-term investments	(486,346)	(13,130,023)	(25,356,958)
Purchase of property and equipment	(15,239)	(482,063)	(218,130)
Proceeds on disposal of equipment	1,555	17,867	—
Cash provided by (used in) investing activities	2,475,147	8,790,774	(8,826,283)

Decrease in cash and cash equivalents	(975,500)	(323,521)	(2,798,922)
Cash and cash equivalents, beginning of year	2,620,994	2,944,515	5,743,437
Cash and cash equivalents, end of year	1,645,494	2,620,994	2,944,515

Supplemental cash flow information
Increase in preferred shares for development milestone achieved [note 11[a]]	—	—	115,596
Issuance of common shares on conversion of preferred shares for milestone payment [notes 11[a] and 14[a]]	—	115,596	—

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs for the treatment of infectious diseases to advance therapy, improve health and enrich lives.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred significant losses since inception and as at April 30, 2009 had working capital of $1,516,118 and an accumulated deficit of $138,044,598. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements.

The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater.

The Company received top-line Phase III clinical trial results for the Company’s most advanced program, OmigardTM in March 2009 [note 17[a]] – these results did not meet the primary endpoint of the study. In May 2009, the Company received notice of termination of its license agreement in respect of the OmigardTM program [note 22[a]]. Additionally, in April 2009 the Company received notice for termination of the option agreement in respect of its celgosivir program [note 17[c]]. The Company’s current financial resources are expected to be sufficient for operations into the first quarter of calendar 2010. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries incorporated under the laws of the State of Delaware, USA: MIGENIX Corp., M&M Holdings Inc., and Micrologix Biotech (USA) Inc.  All intercompany transactions and balances have been eliminated on consolidation.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from those estimates.

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the consolidated balance sheet date.  All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value and their subsequent measurement depends on their classification, as described below. Their classification depends on the intended purpose when the financial instruments were acquired or issued, their characteristics and their designation by the Company in accordance with generally accepted accounting criteria. The following are the classifications of the Company’s financial assets and liabilities:

	Classification	Subsequent Measurement

Financial assets
Cash	Held for trading	Fair value
Cash equivalents	Held to maturity[1]	Amortized cost[2]
Short-term investments	Held to maturity[1]	Amortized cost[2]
Amounts receivable	Loans and receivables	Amortized cost[2]
Government assistance receivable	Loans and receivables	Amortized cost[2]
Long-term investment	Available-for-sale	Fair value[3]

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost[2]
Convertible royalty participation units, liability	Other liabilities	Amortized cost[2]
Preferred shares	Other liabilities	Amortized cost[2]

(1) the Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity;

(2) amortized cost using the effective interest rate method; and

(3) the Company’s long-term investment in Spring Bank Pharmaceuticals Inc. (“Spring Bank”) is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares and common shares held by the Company.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments.

Property and equipment

Property and equipment is recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

Leasehold improvements

Straight-line over the term of the leases

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years.  The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development, out-licensing and commercialization of products based on these rights.

Patent costs

Patent costs incurred in the protection of intellectual property including the costs associated with the filing, obtaining and maintenance of patents in domestic and international jurisdictions pursuant to the Company’s technology licenses, acquired technologies, research and development activities are expensed in the period in which they are incurred, unless the Company believes the costs meet generally accepted accounting criteria for capitalization as an intangible asset.

Impairment of long-lived assets

Long-lived assets, consisting of property and equipment and intangible assets with finite useful lives, are reviewed for impairment when events or circumstances indicate that their carrying amount may not be recoverable. Impairment is assessed by comparing the carrying amount of the asset with pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying amount of the asset over its fair value. Any impairment results in a write-down of the asset and is expensed at that time.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date.  Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Revenue recognition

Licensing revenues comprise initial fees and milestone payments derived from licensing arrangements.  Non-refundable milestone payments received are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.  Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.  Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.

Research and development collaboration revenues consist of non-refundable research and development funding (excluding recovery of out-of-pocket costs) under collaborative agreements with the Company’s strategic partners. Research and development collaboration funding generally compensates the Company for non-clinical and clinical work performed by the Company, and is recognized as revenue when the research and development work is performed under the terms of the agreements. Funds received for reimbursement of out-of-pocket costs are recorded as a reduction in the associated expense.

Research and development costs

Research costs are expensed in the year incurred.

Development costs are expensed in the year incurred unless the Company believes the costs for a development project meet generally accepted accounting criteria for the capitalization as an intangible asset.

Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of the government assistance. Government assistance is recorded as a reduction of the related expense or cost of the asset acquired.  A liability to repay government assistance, if any, is recorded in the periods in which the conditions arise that cause the assistance to become repayable.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding contingently issuable common shares.  Since the Company’s stock options, deferred share units, warrants, convertible royalty participation units and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 14[d].  The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value.

Deferred share units

The Company has a deferred share unit plan, as described in note 14[g]. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus [note 14[b]] on the Company’s consolidated balance sheet and as compensation expense.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING POLICIES

Effective May 1, 2008, the Company adopted the following new recommendations of the CICA Handbook:

[a] General Standards of Financial Statements (Section 1400)

The additional requirements of Section 1400 require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to Section 1400 are contained in note 1.

[b] Capital disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 20.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

[c] Financial Instruments - Disclosures (Section 3862)

Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 5.

[d] Financial Instruments – Presentation (Section 3863)

Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company’s financial instrument-related presentation disclosures.

[e] Goodwill and Intangible Assets (Section 3064)

Effective February 1, 2009, the Company early adopted the requirements of CICA Handbook Section 3064. Section 3064, replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Adoption of Section 3064 had no impact on the Company’s financial statements, except for the modification of the Company’s accounting policy for patent costs. Prior to the adoption of Section 3064, the Company expensed all patent costs in the period incurred. With the adoption of Section 3064, patent costs which meet the applicable criteria in Section 3064 can be capitalized and amortized over their estimated useful lives. None of the Company’s patent costs for the period February 1, 2009 to April 30, 2009 qualified to be capitalized pursuant to Section 3064.

4.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board of the CICA announced that Canadian generally accepted accounting practices for publicly accountable enterprises will be converged with IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to report under IFRS for its fiscal year beginning May 1, 2011. The Company is currently preparing for the switchover to IFRS and assessing the impact of IFRS on its operations.

 [b] Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

Effective May 1, 2011, the Company will be required to adopt the requirements of the CICA Handbook Sections 1582, 1601 and 1602. Section 1582, which replaces the former Section 1581 with the same title, establishes new accounting standards for business combinations. Section 1601, which replaces the former Section 1600 with the same title, establishes new standards for the preparation of consolidated financial statements. Section 1602, establishes standards on accounting for non-controlling interests in a subsidiary in consolidated financial statements prepared subsequent to a business combination. The Company will be assessing the impact that these new standards will have on its financial position and results of operations in conjunction with its changeover to IFRS.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS

[a] Fair value

The following table summarizes the carrying and fair values of the Company’s financial assets and liabilities at April 30, 2009 and 2008:

	April 30, 2009		April 30, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$

Financial assets
Held for trading
Cash	362,013	362,013	718,274	718,274
Held to maturity
Cash equivalents	1,283,481	1,283,609	1,902,720	1,902,572
Short-term investments	487,007	487,213	2,997,385	2,997,257
	1,770,488	1,770,822	4,900,105	4,899,829
Loans and receivables
Amounts receivable	193,180	193,180	293,510	293,510
Government assistance receivable	-	-	899,412	899,412
	193,180	193,180	1,192,922	1,192,922
Available for sale
Long-term investment	1,000	n/a	1,000	n/a

Total financial assets	2,326,681	2,326,015	6,812,301	6,811,025

Financial liabilities
Other liabilities
Accounts payable and accrued liabilities	933,827	933,827	1,901,016	1,901,016
Convertible royalty participation units	193,920	771,000	6,246,441	4,066,170
Preferred shares	4	4	4	3
	1,127,751	1,704,831	8,147,461	5,967,189

Total financial liabilities	1,127,751	1,704,831	8,147,461	5,967,189

The fair values of the Company’s cash equivalents and short-term investments are derived from their quoted values.

The carrying amounts of the Company’s amounts receivable, government assistance receivable, and accounts payable, approximate fair value due to their short-term nature.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[a] Fair value (cont’d)

The fair value of long-term investments has not been disclosed because of the unavailability of quoted market prices for the Spring Bank Series A preferred shares and common shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

The fair value of the Company’s outstanding preferred shares at April 30, 2009 and 2008 is estimated to be US$3 based on the redemption price for such preferred shares and no milestones underlying the outstanding preferred shares were achieved at April 30, 2009 and 2008.

The fair value of the convertible royalty participation units at April 30, 2009 is estimated to be approximately $771,000 based on the April 30, 2009 closing price of the Company’s common shares of $0.035 and the number of common shares issuable by the Company if 100% of the convertible royalty participation units were converted as of April 30, 2009 [April 30, 2008 - $4,066,170 based on $0.23 closing price per common share]. There is no quoted market price for the Company’s convertible royalty participation units.

[b] Financial risk management

The Company is exposed to certain financial risks, including credit risk, market risk and liquidity risk:

Credit risk. The Company is exposed to credit risk on its cash, cash equivalents, short-term investments, amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties. At April 30, 2009 and 2008, the Company’s maximum credit risk exposure is as follows:

	April 30, 2009 $	April 30, 2008 $

Cash	362,013	718,274
Cash equivalents	1,283,481	1,902,720
Short-term investments	487,007	2,997,385
Amounts receivable	193,180	293,510
Government assistance receivable	-	899,412
Prepaid expenses and deposits	124,264	134,101
	2,449,945	6,945,402

The bulk of the Company’s cash balances are in accounts at a major Canadian chartered bank [April 30, 2009 - $358,827; April 30, 2008 - $696,457]. Consequently, management considers the risk of non-performance related to cash to be minimal.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial risk management (cont’d)

Credit risk (cont’d).

The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors these investments on a regular basis. The investment policy contains objectives for the purchase of investments including preservation of capital, liquidity and return, as well as specifying minimum credit ratings for investments, types of permitted investments and diversification requirements. The Company’s investment policy is periodically reviewed by the Company’s audit committee. At April 30, 2009 $1,279,963 [April 30, 2008 - $1,798,620] of the Company’s cash equivalents and $487,007 [April 30, 2008 - $2,997,385] of the Company’s short-term investments were in an account at an investment firm owned by a Canadian chartered bank. The investments at April 30, 2009 were in bank sponsored asset backed commercial paper (three entities all with R1 High credit rating, with six maturities from May 14, 2009 to July 6, 2009) [April 30, 2008 - $4,316,576 in bank sponsored asset backed commercial paper (four entities) and $479,429 was in a Canadian chartered bank deposit note].   Consequently, management considers the risk of non-performance related to cash equivalents and short-term investments to be minimal.

The Company does not currently maintain a provision for bad debts as the majority of amounts receivable are amounts recoverable under license agreements and refundable sales taxes and the Company expects to collect these amounts.  The aging of amounts receivable at April 30, 2009 is as follows:

	April 30, 2009 $	April 30, 2008 $

Current including amounts not billed	93,441	36,577
Past due 30 – 90 days	18,552	13,725
Past due greater than 90 days	81,187	243,208
	193,180	293,510

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial risk management (cont’d)

Market risk. Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

Interest rate risk: The Company’s cash equivalents and short-term investments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity. At April 30, 2009 the Company’s cash equivalents and short-term investments had weighted average interest rates of 1.1% and 1.1%, respectively [April 30, 2008 – 3.4% and 3.8%, respectively] (for additional information on these investments see “Credit risk” above).

Currency risk: The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for the Company’s patent portfolio and research and development activities incurred in US dollars (“USD”). The Company may also incur Euro denominated development costs. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its USD and Euro denominated obligations. The Company maintains USD cash balances to fund its short-term USD expenditure requirements, however the Company must periodically purchase USD and Euros to meet its foreign currency requirements. USD balances at April 30, 2009 and 2008 are as follows:

	April 30, 2009 $	April 30, 2008 $

Cash	175,371	89,298
Cash equivalents	2,949	103,356
Amounts receivable	105,513	63,975
Accounts payable and accrued liabilities	(238,466)	(691,846)
Net USD currency (exposure)	45,367	(435,217)

There were no Euro balances as at April 30, 2009 and 2008.

A 5% weakening of the Canadian dollar against the USD at April 30, 2009 would have decreased the loss for the year ended April 30, 2009 by approximately $3,000 [2008 - $22,000 increase in loss]. A 5% strengthening of the Canadian dollar against the USD at April 30, 2009 would have increased the loss for the year ended April 30, 2009 by approximately $3,000 [2008 - $22,000 decrease in loss].

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial risk management (cont’d)

Liquidity risk. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the board of directors considers securing additional funds through equity, debt or partnering transactions. The board of directors approves the Company’s annual operation and capital budgets as well as any material transactions outside the ordinary course of business.

The net liquidity of the Company is considered to be the cash, cash equivalents and short-term investments available less accounts payable and accrued liabilities. The Company’s obligation under the convertible royalty participation units [note 10] is not included in the net liquidity and contractual maturities analyses below, as the obligation is payable from royalties from two of the Company’s product candidates, conversion into the Company’s common shares, or a combination of payments from the royalties and conversion into common shares.  At April 30, 2009 and 2008 net liquidity is as follows:

	April 30, 2009 $	April 30, 2008 $

Cash and cash equivalents	1,645,494	2,620,994
Short-term investments	487,007	2,997,385
Accounts payable and accrued liabilities	(933,827)	(1,901,016)
	1,198,674	3,717,363

At April 30, 2009 and 2008 the following are the contractual maturities of the Company’s accounts payable and accrued liabilities:

	April 30, 2009 $	April 30, 2008 $

Less than 91 days	572,084	1,098,061
91 days to 1 year	37,442	415,887
Timing of payment controlled by the Company/no time specified	193,500	244,117
Provisions by the Company that may or may not be paid	130,801	142,951
	933,827	1,901,016

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

6. LONG-TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Pharmaceuticals Inc. (“Spring Bank”), a U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound (SB-9000) acquired in September 2002 from Origenix Technologies Inc.  As consideration for the license granted, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank pursuant to a stock purchase agreement dated December 17, 2003.

On April 30, 2008, the Company and Spring Bank entered into an amendment to the December 17, 2003 stock purchase agreement whereby the Company exchanged the 4,000 Series A, non-voting, convertible, redeemable preferred shares of Spring Bank for 1,000,000 new Series A non-voting, convertible preferred shares of Spring Bank. As consideration for the amendment and as compensation for legal expenses incurred, the Company will receive 50,000 common shares of Spring Bank. The 1,000,000 Series A preferred shares represent 100% of the total outstanding preferred shares of Spring Bank at April 30, 2009 and combined with the 50,000 common shares held by the Company represent approximately 26% of the total number of equity shares outstanding at April 30, 2009.

The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.  In addition, the Company may receive in the future, payments aggregating US$3,500,000 upon the achievement of certain clinical development milestones and royalties on net sales and sublicensing revenues.  Spring Bank is responsible for all development and related patent costs.

The 1,000,000 Series A preferred shares in Spring Bank have a liquidation preference of US$1,000,000 and are convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank, initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations.

7. PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2009
Furniture and equipment	2,218,317	1,810,206	408,111
Computer equipment	542,371	438,699	103,672
Leasehold improvements	273,336	197,117	76,219
	3,034,024	2,446,022	588,002

2008
Furniture and equipment	2,818,467	2,220,757	597,710
Computer equipment	672,786	501,410	171,376
Leasehold improvements	273,336	65,706	207,630
	3,764,589	2,787,873	976,716

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

7. PROPERTY AND EQUIPMENT (cont’d)

During the year ended April 30, 2009:

[a] amortization expense for property and equipment was $291,405 [2008 - $280,351; 2007 - $239,444]; and

[b] loss on disposal/write-down of property and equipment was $106,491 [2008 - $62,733; 2007 - $25,452].

8. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2009
Acquired technology	976,379	634,646	341,733
Technology licenses	798,015	798,015	-
	1,774,394	1,432,661	341,733

2008
Acquired technology	976,379	537,008	439,371
Technology licenses	798,015	694,057	103,958
	1,774,394	1,231,065	543,329

[a]

During the year ended April 30, 2009, amortization expense for intangible assets was $116,539 [2008 - $236,414; 2007 - $582,515].

[b]

During the year ended April 30, 2009, the Company performed reviews of the carrying value of its intangible assets and as a result $85,057 [2008 - $890,750; 2007 - $3,315,674] of net book value was written off.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009 $	2008 $

Trade accounts payable	317,280	489,384
Accrued compensation	271,652	736,904
Accrued contract research	177,368	438,608
Accrued liabilities and other	167,527	236,120
	933,827	1,901,016

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

10. CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $	Equity Component $

Balance, April 30, 2007	29,465	4,846,710	4,554,165
Accretion of royalty obligation [note 10[b]]	-	1,860,144	-
Deferred transaction costs	-	(473,259)	-
Amortization of transaction costs [note 10[b]]	-	12,846	-
Balance, April 30, 2008	29,465	6,246,441	4,554,165
Accretion of royalty obligation [note 10[b]]	-	1,763,432	-
Amortization of transaction costs [note 10[b]]	-	35,466	-
Gain on adjustment [note 10[b]]	-	(7,851,419)	-
Balance, April 30, 2009	29,465	193,920	4,554,165

[a] Issuance of Convertible Royalty Participation Units

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [notes 17[a] and 22[a]] and Cutanea Life Sciences [note 17[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is payable as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders. In the event of the termination of the Cadence or Cutanea license agreements and should the Company within one year thereafter enter into an agreement with a third party for similar rights, the royalties from such new agreement(s) would be included in the above determination of the royalties payable to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares at 748 common shares per unit based on the adjusted conversion price of $0.40 per common share (the conversion price was adjusted for the Company’s rights offering completed March 2009 [note 14[a][ii]]; prior to the adjustment, the conversion was 600 common shares per unit based on a conversion price of $0.50 per common share), with the number of common shares reduced proportionately for royalties received by the unit holders.  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

10. CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

[a] Issuance of Convertible Royalty Participation Units (cont’d)

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: [i] $4,554,165 (net of $812,662 of costs) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and [ii] $3,472,673 being initially allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred transaction costs).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

[b] Accretion, amortization and gain on adjustment

The $2,946,830 initial carrying value of the debt component of the convertible royalty participation units (net of $525,843 of deferred transaction costs) was being accreted to the maximum royalties payable of $29,465,000 (would be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000). The OmigardTM results on March 12, 2009 [note 17[a]] and the resulting uncertainty for the OmigardTM program [notes 1 and 22[a]] led the Company to reduce its estimate of the probable royalties payable to the unit holders over the royalty payment term to $7,265,000. The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

As a result of the Company’s reduced estimate of the probable royalties payable to the unit holders over the royalty payment term, the Company, using the effective interest method, adjusted the carrying amount of the debt component of the convertible royalty participation units at March 12, 2009 to $183,598 from $8,035,017 and recorded a $7,851,419 gain in net income for the year ended April 30, 2009.

For the year ended April 30, 2009, the accretion of the convertible royalty participation units amounted to $1,763,432 ($1,753,110 for the period May 1, 2008 to March 12, 2009; and $10,322 for the period March 13, 2009 to April 30, 2009) [2008 - $1,860,144; 2007 - $1,374,037] and the amortization of deferred transaction costs amounted to $35,466 [2008 - $12,846; 2007 - $52,584].

11. PREFERRED SHARES

There are an unlimited number of preferred shares without par value, issuable in series, authorized for issuance. At April 30, 2009, the Company has 5,250,000 [2008 - 5,250,000; 2007 - 9,350,000] convertible redeemable preferred shares outstanding, issued in three [2008 - three; 2007 - four] series.  As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability.  The number and series of preferred shares issued and outstanding are summarized as follows:

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

11. PREFERRED SHARES (cont’d)

[a]

Preferred shares, Series A and B

	Series A		Series B
	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2007	350,000	57,799	1,000,000	57,800
Converted into common shares pursuant to milestone payment [note 14[a]]	(50,000)	(57,798)	(50,000)	(57,798)
Balance, April 30, 2008 and 2009	300,000	1	950,000	2

In May 2007, the Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of 50,000 Series A and 50,000 Series B preferred shares for a milestone achieved in the Company’s lipopeptide program.

The 300,000 Series A held by Ardea Biosciences Inc (formerly Intrabiotics Pharmaceuticals, Inc) and the 950,000 Series B preferred shares held by BioSource Pharm, Inc at April 30, 2009 represent up to US$300,000 and US$950,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs.  Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share.  As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of $1 and the series B preferred shares have been recorded at an aggregate value of $2. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of: [i] the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and [ii] $0.29 per common share.  If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.  At April 30, 2009 a maximum of 9,728,204 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

11. PREFERRED SHARES (cont’d.)

 [b]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2007, 2008 and 2009	4,000,000	1

The 4,000,000 Series D preferred shares outstanding at April 30, 2009 represent up to US$4,000,000 in potential future milestone payments to Virogen Limited related to drug development milestones in the Company’s celgosivir program.  Effective December 19, 2008 the Company restructured its milestone obligations associated with the Series D preferred shares such that the milestones are not payable by the Company should they be achieved by a non-affiliated licensee and the Company is responsible for the payment of royalties on milestone and other revenues received from such non-affiliated licensees.

Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share.  As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1.  The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2009 a maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

[c]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2007	4,000,000	1
Redeemed and cancelled pursuant to preferred share terms	(4,000,000)	(1)
Balance, April 30, 2008 and 2009	—	—

During the year ended April 30, 2008, the Company redeemed and cancelled 4,000,000 Series E preferred shares for an aggregate of US$1 following the expiration of the milestone obligations underlying the Series E preferred shares. The 4,000,000 Series E preferred shares outstanding at April 30, 2007 represented up to US$4,000,000 in potential future milestone payments related to the Company’s acquisition of MitoKor Inc. in August 2004.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

12. COMMITMENTS

[a]

Premises lease agreements

The Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada:

Year ending April 30	$

2010	199,286

The Vancouver office and research premises leases expire December 2009.

Rent expense for the year ended April 30, 2009 amounted to $334,725 [2008 - $510,686; 2007 - $464,773]. This expense has been allocated to research and development $256,984 [2008 - $287,222; 2007 - $252,686] and general and corporate $77,741 [2008 - $223,464; 2007 - $212,087].

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2009 and 2008, there were no royalties payable.

 [ii]

As at April 30, 2009, the Company has commitments to fund $16,570 of expenditures through April 30, 2010 pursuant to research, manufacturing, and service agreements. Of this amount, approximately $2,535 (US$2,125) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,250,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 11.

 [c]

Employment Contracts and Severance Agreements

During the year ended April 30, 2009, the Company entered into agreements with the Company’s former President & CEO and other executives in respect of restructuring their severance. Pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $1,151,000 to such executives. These commitments expire as follows: [i] approximately $878,000 between August 10, 2010 and December 31, 2010; and [ii] approximately $273,000 the later of: December 31, 2012 and twelve months from termination of the executive’s employment. No milestones pertaining to these severance payments have been achieved and none of the $1,151,000 has been recorded in the Company’s accounts at April 30, 2009 and 2008.

During the year ended April 30, 2009, the Company entered into agreements with six employees of the Company in respect of a voluntary reduction in their salaries. Pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $85,000 to such employees. These commitments expire December 31, 2009. No milestones pertaining to these bonus payments have been achieved and none of the $85,000 has been recorded in the Company’s accounts at April 30, 2009 and 2008.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

13. CONTINGENCIES

[a] Government of Canada Industrial Technologies Office Contribution Agreement

In March 2005, the Company entered into an agreement with the Government of Canada under the former Technology Partnerships Canada (“TPC”) program. TPC projects are now managed by Industry Canada’s Industrial Technologies Office (“ITO”). The ITO funding covered  approximately 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from ITO of approximately $9,266,000.

As a result of the reductions in the Company’s operations, discussions with ITO have occurred regarding the status of the MX-2401 program, and the Company’s ability to advance MX-2401 development under the agreement. The Company and ITO are now working towards the termination of the agreement. Pursuant to the current ITO agreement the Company is required to pay royalties to ITO should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States.  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000.  The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000. If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000. Additionally, the ITO agreement provides that in the event of a default by the Company, ITO may require the Company to repay all or part of the ITO contributions received to date. The Company is unable at this time to predict the outcome of termination of the ITO agreement, including royalties to ITO or repayments of ITO contributions, if any. Royalties and contribution repayments, if any, that may be paid to ITO would be accounted for in the period in which conditions arise that will cause the contributions to be repayable or royalties to be payable.

As of April 30, 2009 the Company had received $1,133,075 of ITO contributions pursuant to the ITO agreement. The ITO contributions have been recorded as a reduction in research and development expenses. The Company is no longer recording any ITO contributions as being receivable and during the year ended April 30, 2009 the Company reversed $372,101 of ITO contributions originally recorded as government assistance receivable. This reversal resulted in a $372,101 increase in research and development expenses during the year ended April 30, 2009. The Company recorded $283,404 in the year ended April 30, 2008 [2007 - $531,558] as being the contribution payable by ITO to the Company of which $899,412 was included in government assistance receivable at April 30, 2008.

[b] Indemnification

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations.  The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$
Balance, April 30, 2007	94,237,205	124,994,216
Conversion of Series A preferred shares pursuant to milestone payment [note11[a]]	79,171	57,798
Conversion of Series B preferred shares pursuant to milestone payment [note11[a]]	79,171	57,798
Issued for cash pursuant to exercise of warrants [note 14[a][i]]	68,259	36,567
Amount transferred from contributed surplus pursuant to exercise of warrants [note 14[a][i]]	—	9,979
Balance, April 30, 2008	94,463,806	125,156,358
Issued for cash pursuant to rights offering [note 14[a][ii]]	47,231,903	1,247,809
Balance, April 30, 2009	141,695,709	126,404,167

 [i] Warrants Exercised: During the year ended April 30, 2008 warrants for the purchase of 9,759 common shares at $0.45 per common share and 58,500 common shares at $0.55 per common share were exercised for aggregate cash proceeds of $36,567 and $9,979 was also transferred to common share capital from contributed surplus pursuant to the exercise of these warrants [note 14[b]].

[ii] Rights Offering:  In March 2009, the Company completed a rights offering of 47,231,903 units at a price of $0.05 per unit for gross proceeds of $2,361,595, with each unit consisting of one common share and one common share purchase warrant (total of 47,231,903 common shares and 47,231,903 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.10 per common share (40,913,160 on or before March 5, 2010 and 6,318,743 on or before March 13, 2010).  In connection with the rights offering the Company incurred $327,223 in legal, professional and other costs.  An estimated fair value of $786,563, determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus [note 14[b]].

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d)

[b]

Contributed surplus

Amount $

Balance April 30, 2007	7,829,567
Amount transferred to common share capital pursuant to exercise of warrants exercised [note 14[a][i]]	(9,979)
Stock-based compensation stock options [note 14[e]]	271,180
Balance, April 30, 2008	8,090,768
Warrants issued in rights offering [note 14[a][ii]]	786,563
Stock-based compensation stock options [note 14[e]]	399,464
Deferred share units issued to directors [note 14[g]]	62,400
Balance, April 30, 2009	9,339,195

[c]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies.  The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005.  Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price.  A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. Amendments to the Plan approved by shareholders at the 2005 annual general meeting were limited in number and effect. Amendments included: [i] removing the application of the Plan to “flip-over events” as defined in the original agreement; and [ii] various technical amendments, reflecting changes in the Company’s name and British Columbia corporate statutes since the initial Plan and the correction of certain typographical and similar errors.  The Plan as amended will remain in effect until July 31, 2010, unless terminated earlier.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[d]

 Stock options

The Company has three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members. Options granted to non-executive directors under the stock option plans generally vest immediately and options granted to other optionees generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors. Options are exercisable for five years from the date of vesting.

[i]

2006 Option Plan. The 2006 stock option plan (“2006 Plan”) was approved by the shareholders on September 12, 2006.  With the approval of the 2006 Plan all new options granted by the Company will be made under the 2006 Plan.  The number of common shares reserved for issuance under the 2006 Plan was initially 2,000,000 and this is increased by any common shares that become available for the granting of new options under the 1996 Plan [note 14[d][ii]] and the 2000 Plan [note 14[d][iii]] that are transferred to the 2006 Plan.  The number of common shares reserved for issuance under the 1996 Plan and the 2000 Plan transferred to the 2006 Plan during the period September 12, 2006 to April 30, 2009 was 738,625 and 2,566,350 respectively.  At the Company’s annual shareholder meeting on October 31, 2009, a further 2,000,000 common shares was approved and reserved for the granting of new options under the 2006 Plan.  No options were exercised pursuant to the 2006 Plan during the year ended April 30, 2009. As at April 30, 2009, there are stock options for the purchase of 3,688,923 [April 30, 2008 – 806,975] common shares outstanding pursuant to the 2006 Plan and 3,616,052 common shares are available for future option grants.

 [ii]

1996 Option Plan. The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996.  The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. During the period September 12, 2006 to April 30, 2009 738,625 common shares reserved for issuance under the 1996 Plan were transferred to the 2006 Plan [note 14[d][i]]. During the year ended April 30, 2009 options for the purchase of 413,875 common shares expired unexercised. As at April 30, 2009, there are stock options for the purchase of 558,125 [April 30, 2008 - 972,000] common shares outstanding pursuant to the 1996 Plan.

[iii]

2000 Option Plan. The 2000 stock option plan (“2000 Plan”), effective July 31, 2000, was approved by the shareholders on September 7, 2000.  With the approval of the 2006 Plan on September 12, 2006, no new options will be granted under the 2000 Plan and during the period September 12, 2006 to April 30, 2009 2,566,350 common shares reserved for issuance under the 2000 Plan were transferred to the 2006 Plan [note 14[d][i]].  During the year ended April 30, 2009 options for the purchase of 832,131 common shares expired pursuant to the 2000 Plan. As at April 30, 2009, there are stock options for the purchase of 1,423,525 [April 30, 2008 – 2,255,656] common shares outstanding pursuant to the 2000 Plan.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[d]

Stock options (cont’d)

 [iv]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2007	4,071,002	0.94
Options granted	750,175	0.67
Options forfeited/expired	(786,546)	1.26
Balance, April 30, 2008	4,034,631	0.83
Options granted	3,716,848	0.16
Options forfeited/expired	(2,080,906)	0.80
Balance, April 30, 2009	5,670,573	0.40

[v]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at April 30, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.09-0.13	1,775,600	0.11	4.8	1,319,150	0.11
0.14-0.20	-	-	-	-	-
0.21-0.30	1,367,248	0.21	4.4	1,355,998	0.21
0.31-0.45	935,000	0.42	2.6	908,750	0.42
0.46-0.68	715,600	0.62	4.1	439,275	0.61
0.69-1.02	433,125	0.86	0.8	433,125	0.86
1.03-1.53	352,500	1.11	1.8	352,500	1.11
1.54-2.30	85,500	1.84	1.0	85,500	1.84
2.31-3.45	-	-	-	-	-
3.46-5.18	500	5.03	0.8	500	5.03
5.19-6.21	5,500	5.76	0.6	5,500	5.76
	5,670,573	0.40	3.7	4,900,298	0.41

[e]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of  $399,464 during the year ended April 30, 2009 [2008 - $271,180; 2007 - $319,396]. This expense has been allocated to research and development $58,738 [2008 - $123,384; 2007 - $77,926] and general and corporate $340,726 [2008 - $147,796; 2007 - $241,470] on the same basis as cash compensation.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[e]

Stock-based compensation (cont’d)

The weighted average fair value of stock options granted during the year ended April 30, 2009 was $0.10 per share [2008 - $0.45; 2007 - $0.31].  The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008	2007

Annualized volatility	79.0%	76.1%	76.4%
Risk-free interest rate	3.2%	4.5%	4.3%
Expected life	5.3 years	5.5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[f]

Warrants

[i] Warrants for the purchase of common shares. As at April 30, 2009, the Company had warrants outstanding for the purchase of 60,668,453 [April 30, 2008 – 18,190,301] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

40,913,160 (1)	$0.10	March 5, 2010
6,318,743 (1)	$0.10	March 13, 2010
883,950 (2,3)	$0.50	May 3, 2009
12,430,091 (4)	$0.62(4)	December 6, 2011
122,509 (5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
60,668,453	Average = $0.24(6)

(1)

These warrants were issued as part of the March 2009 rights offering [note 14[a][ii]].

(2)

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares [note 22[b]].

(3)

These warrants were issued to the agent as part of the May 2006 Convertible Royalty Participation Units offering [note 10].

(4)

These warrants were issued as part of the December 2006 bought deal offering. As a result of the Company’s rights offering [note 14[a][ii]] the exchange basis of these warrants was adjusted from 1 common share per warrant to 1.2906 common shares per warrant, reducing the price per common share from $0.80 to $0.62.

(5)

These warrants were assumed as part of the acquisition of MitoKor.

(6)

Weighted average exercise price using closing April 30, 2009 exchange rate of US$1.00 equals $1.1930.

During the year ended April 30, 2009 warrants for the purchase of 7,552,592 common shares at exercise prices ranging from $0.45 to $0.55 per common share expired unexercised.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[f] Warrants (cont’d)

[ii] Warrants for the purchase of units. During the year ended April 30, 2009, warrants for the purchase of 963,125 units at an exercise price of $0.60 per unit, expired unexercised. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allowed for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

[g]

Deferred share units

Number of Common Shares #

Balance, April 30, 2007 and 2008	160,000
Awarded to non-management directors	320,000
Balance, April 30, 2009	480,000

On September 12, 2006 shareholders of the Company approved a deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company.

On May 29, 2008, the Company awarded 320,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $62,400 based on the closing price of the Company’s common shares of $0.195 on the date of award. This expense has been allocated on the same basis as cash compensation resulting in $62,400 being allocated to general and corporate for the year ended April 30, 2009 [2008 - $nil; 2007 - $96,000].

The fair value of the 480,000 outstanding deferred share units at April 30, 2009 based on the $0.035 closing price of the Company’s common shares on April 30, 2009 is $16,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at April 30, 2009 with respect to the $16,800 fair value of the outstanding deferred share units.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

15. INCOME TAXES

As at April 30, 2009, the Company has approximately $35,845,000 of research and development expenditures available for unlimited carryforward, $8,678,000 of federal investment tax credits which begin to expire in 2018, $2,874,000 of provincial investment tax credits which begin to expire in 2012 and $45,121,000 of non-capital losses which begin to expire in 2010, which may be used to reduce future Canadian income taxes otherwise payable.  The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2010	—	7,177,000
2011	—	—
2012	—	—
2013	—	—
2014	—	8,219,000
2015	—	4,081,000
2016	—	—
2017	—	—
2018	630,000	—
2019	705,000	—
2020	573,000	—
2021	646,000	—
2022	625,000	—
2023	880,000	—
2024	1,044,000	—
2025	934,000	—
2026	865,000	8,421,000
2027	727,000	3,528,000
2028	689,000	7,913,000
2029	360,000	5,782,000
	8,678,000	45,121,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $66,830,000 (US$56,018,000) which begin to expire in 2009 and net operating loss carryforwards for U.S. state income tax purposes of approximately $25,397,000 (US$21,289,000) which begin to expire in 2009.  The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $2,160,000 (US$1,811,000) and $2,211,000 (US$1,853,000) respectively. The federal research and development credit carryforwards begin to expire in 2009 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,600,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

15. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2009	2008
	$	$

Future tax assets:
Research and development deductions and credits	22,757,000	22,253,000
Loss carryforwards	35,934,000	34,588,000
Share issue costs	265,000	360,000
Tax values of depreciable assets in excess of accounting values	3,060,000	4,976,000
Other assets	—	—
Total future tax assets	62,016,000	62,177,000
Valuation allowance	(62,016,000)	(62,177,000)
Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the total future tax assets.  The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of MitoKor Inc. during the year end April 30, 2005 (acquisition August 31, 2004), the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) using a 30.50% [2008 - 32.50%; 2007 – 34.12%] statutory tax rate at April 30 is:

	2009	2008	2007
	$	$	$

Income tax recovery at statutory rates	(171,000)	(4,149,000)	(5,477,000)
Benefit of future tax assets not recognized	1,807,000	3,205,000	2,524,000
Net gain royalty unit proceeds	—	—	1,315,000
Royalty units accretion	549,000	609,000	487,000
Gain on adjustment of royalty unit liability	(2,395,000)	—	—
Write-down assets	90,000	353,000	1,329,000
Foreign tax rate differences	(21,000)	(106,000)	(320,000)
Stock-based compensation	141,000	88,000	142,000
Other	—	—	—
	—	—	—

16. SEGMENTED INFORMATION

[a] The Company operates primarily in one business segment with operations located in Canada. During the year ended April 30, 2009 the Company closed its United States operations. All of the Company’s long-lived assets are located in Canada except for foreign patents and patent applications with a net book value of $nil.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

16. SEGMENTED INFORMATION (cont’d)

[b] During the year ended April 30, 2009:

[i] 28% of revenue was derived from one licensee in the United States (no revenue from this licensee for the year ended April 30, 2008). At April 30, 2009, included in amounts receivable is $nil [April 30, 2008 - $nil] from this licensee;

[ii] 72% of revenue was derived from one optionee in the United States (no revenue from this optionee for the year ended April 30, 2008). At April 30, 2009, included in amounts receivable is $55,146 [April 30, 2008 - $nil] from this optionee; and

[iii] no revenue was derived from a second licensee in the United States ($6,224 of revenue from this licensee for the year ended April 30, 2008). At April 30, 2009, included in amounts receivable is $36,811 [April 30, 2008 - $31,072] from this licensee.

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to OmigardTM, the Company’s product candidate for the prevention of catheter-related infections.  The Company received top-line Phase III clinical trial results for OmigardTM from Cadence in March 2009 – these results did not meet the primary endpoint of the study and Cadence made a strategic decision to discontinue further development of OmigardTM [note 22[a]].

Pursuant to the terms of the agreement the Company received: [i] an up-front fee of $1,979,000 (US$1,500,000); and [ii] an equity investment of $665,000 (US$500,000) priced at a premium to market.  As part of the agreement, the Company was also entitled to receive development and commercialization milestone payments up to US$30,000,000 (no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 were to be deducted from royalties).  In addition, Cadence was responsible for funding the clinical, regulatory, manufacturing and commercialization costs related to the product candidate.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment.

[b]

Cutanea Life Sciences Inc (“Cutanea”)

On December 7, 2005 the Company and Cutanea entered into a license agreement for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications.  Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties).  In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

 [c]

United Therapeutics Corporation (“United”)

On January 27, 2009 the Company and United entered into an exclusive option agreement in respect of the Company’s drug candidate celgosivir. Pursuant to the option agreement, the Company was conducting certain specified preclinical work to further characterize and investigate the utility of celgosivir in the treatment of viral infections. United agreed to fund the cost of this work as well as certain other costs related to celgosivir. The agreement provided that upon completion of the specified preclinical work and delivery of a final report of the results by the Company, United could, at its sole discretion, exercise an option to license the rights to celgosivir for use in the prevention and treatment of viral diseases. If the option was exercised by United, the Company could have received up to US$18,000,000 in milestone payments and single-digit royalties paid upon future sales of celgosivir. In April 2009 United provided thirty days notice for termination of the agreement.

18. RESEARCH GRANT

During the year ended April 30, 2008 the Company received US$115,625 of grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies. The Company initially recorded this grant in its accounts payable and accrued liabilities and reduced this liability as eligible research and development expenses were incurred (also a reduction of research and development expenses). At April 30, 2009 $nil [April 30, 2008 - $28,819] of this grant is recorded in the Company’s accounts payable and accrued liabilities. For the year ended April 30, 2009 the Company applied $28,888 [2008 - $87,409] against research and development expenses. The Company in November 2008 made the decision to terminate the MX-4565 program including providing notice to Washington University for the termination of its license agreement with the Company.

19. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms unless otherwise noted. During the year ended April 30, 2009, the Company:

[a] incurred legal fees of $271,475 [2008 - $384,225; 2007 - $556,572] inclusive of sales taxes, payable to a law firm where the former Secretary of the Company is a partner (ceased to be Secretary August 12, 2008).  Included in accounts payable and accrued liabilities at April 30, 2009, is $1,731 [2008 - $118,684] owed to this law firm;

[b] reimbursed legal and other fees of $149,179, claimed for reimbursement by the Company’s Chairman and a company owned by the Company’s Chairman. These costs were incurred in connection with the requisition of a meeting of the Company’s shareholders and the subsequent agreement reached with the Company on August 11, 2008. The Company reimbursed these costs from the rights offering proceeds received in March 2009; and

[c] paid a strategic consulting fee of $95,000 to a company owned by the Company’s Chairman.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

20. MANAGEMENT OF CAPITAL

The Company’s objectives in managing capital are to ensure a sufficient liquidity position to finance its research and development activities, corporate administration, working capital and overall capital expenditures. The Company attempts to manage its liquidity to minimize shareholder dilution whenever possible. The Company considers the items included in the consolidated shareholder’s deficiency/equity, cash & cash equivalents, short-term investments, amounts receivable, government assistance receivable, preferred shares and the convertible royalty participation units as capital.

Considering financial market conditions, the status of the Company’s programs, and the Company’s market capitalization, the Company as part of its capital management has significantly reduced its research and development activities, personnel and operations to conserve capital while pursuing the objectives outlined in Note 1.

Since inception, the Company has financed its liquidity needs primarily through public offerings and private placements of common shares. The Company has also met its liquidity needs through the sale of the royalty participation units and structuring some of its future licensing milestone payments as convertible redeemable preferred shares.  Additionally, the Company has also met its liquidity needs through non-dilutive sources such as licensing fees from partners, interest income, government assistance and grant funding. To meet future requirements, the Company, as necessary, will raise cash or improve liquidity through some or all of the following: public or private equity and collaborative and licensing agreements.

The Company is not subject to any externally imposed capital requirements. Other than the steps taken by the Company to conserve capital as described above, there have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period.

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures have been reclassified from financial statements previously presented to conform to the presentation of the 2009 consolidated financial statements

22. SUBSEQUENT EVENTS

[a]

The Company’s partner Cadence [note 17[a]] provided notice for termination of the OmigardTM collaboration and license agreement. The Company is currently investigating a range of potential approval strategies for OmigardTM;

[b]

Warrants to acquire 883,950 common shares expired unexercised at an exercise price of $0.50; and

[c]

Options to acquire 426,600 common shares were cancelled or expired at exercise prices ranging from $0.09 to $1.79.

MIGENIX Inc.

Corporate Information

BOARD OF DIRECTORS

Douglas Johnson

Chairman of the Board, Director

Bruce Schmidt

President & CEO (Interim)

Director

Pieter Dorsman

Director (1,2)

Alistair Duncan Jr.

Director (1,2)

Andrew Rae

Director (1,2)

(1) Member of Audit Committee

(2) Member of Compensation & Corporate Governance Committee

HEAD OFFICE

102 – 2389 Health Sciences Mall

Vancouver, BC Canada V6T 1Z3

Tel:

(604) 221-9666

Fax:

(604) 221-9688

WEBSITE

Website: www.migenix.com

ABOUT MIGENIX INC.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com and www.sedar.com.

LEGAL COUNSEL

Corporate

Sangra Moller LLP

Vancouver, BC Canada

U.S. Securities Counsel

Dorsey & Whitney LLP

Seattle, WA USA

Intellectual Property & Patent

Darby & Darby Intellectual Property Law

Seattle, WA USA

Foley & Lardner LLP

Washington, DC USA

BANKERS

Royal Bank of Canada

Vancouver, BC Canada

AUDITORS

Ernst & Young LLP

Chartered Accountants

Vancouver, BC Canada

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.

3rd Floor

510 Burrard Street

Vancouver, BC Canada V6C 3B9

STOCK LISTING

The company’s common shares are traded on The Toronto Stock Exchange (TSX) under the trading symbol MGI, and in the United States over the counter under the trading symbol MGIFF.